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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                                  -----------

                                 CRIIMI MAE Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    950241109
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                                 (CUSIP Number)

                              Mr. Barry S. Blattman
                                  BREF ONE, LLC
                          Three World Financial Center
                            New York, New York 10281
                                 (212) 417-7276

                                 with a copy to:

                             Raymond O. Gietz, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000
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                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                 October 6, 2005
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 10 Pages

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 950241109                                        13D                                               Page 2 of 10 Pages
-------------------------------------------------------              -------------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS:                        BREF ONE, LLC

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
                                       N/A
-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

----------------------- ----- -------------------------------------- -------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     1,549,452
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   0
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                1,549,452
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              0

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  1,549,452

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.7%

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO

-------------- ---------------------------------------- --------------------------------------------------------------------------

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 950241109                                        13D                                               Page 3 of 10 Pages
-------------------------------------------------------              -------------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         Brascan Corporation

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
                                       N/A
-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ontario

----------------------- ----- -------------------------------------- -------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     1,549,452
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   0
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                1,549,452
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              0

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  1,549,452

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.7%

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO

-------------- ---------------------------------------- --------------------------------------------------------------------------

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 950241109                                        13D                                               Page 4 of 10 Pages
-------------------------------------------------------              -------------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         Partners Limited (formerly known as EdperPartners Limited)

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
                                       N/A
-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ontario

----------------------- ----- -------------------------------------- -------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     1,549,452
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   0
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                1,549,452
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              0

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  1,549,452

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.7%

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO

-------------- ---------------------------------------- --------------------------------------------------------------------------

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 950241109                                        13D                                               Page 5 of 10 Pages
-------------------------------------------------------              -------------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         Barry S. Blattman

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:
                                       N/A
-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 United States

----------------------- ----- -------------------------------------- -------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     1,549,452
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   0
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                1,549,452
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              0

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  1,549,452

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.7%

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                IN

-------------- ---------------------------------------- --------------------------------------------------------------------------

           This Amendment No. 3 amends the Schedule 13D filed February 3, 2003 (the "Schedule 13D"), as amended by Amendment No. 1 filed February 23, 2005, and Amendment No. 2 filed on July 28, 2005, and is filed by BREF ONE, LLC ("BREF ONE"), Brascan Corporation ("Brascan"), Partners Limited (formerly known as EdperPartners Limited) and Barry S. Blattman, with respect to the common stock, par value $0.01 per share (the "Common Stock"), of CRIIMI MAE Inc. (the "Company"). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.

ITEM 4.    PURPOSE OF TRANSACTION.

           Item 4 of the Schedule 13D is supplemented as follows:

           The Company has entered into a Merger Agreement (the "Merger Agreement"), dated October 6, 2005, with CDP CAPITAL-FINANCING INC., a Quebec charter corporation ("Buyer"), CADIM W.F. CO., a newly-formed Maryland corporation ("Buyer Sub") and an indirect, wholly-owned subsidiary of Buyer. The Merger Agreement provides for the merger of Buyer Sub with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly-owned subsidiary of Buyer.

           In connection with the execution of the Merger Agreement, BREF ONE has entered into a voting agreement (the "Voting Agreement") with Buyer and Buyer Sub with regard to its shares of Common Stock. The Voting Agreement requires BREF ONE to vote (or cause to be voted) all of its shares of Common Stock of the Company in favor of the Merger and the other transactions contemplated by the Merger Agreement, and against (i) any alternative transaction, (ii) any liquidation or winding up of the Company, (iii) any extraordinary dividend by the Company, (iv) any change in the capital structure of the Company (other than pursuant to the Merger Agreement) or (v) any other action that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement or result in a breach of any of the covenants therein.

           In furtherance of its obligations under the Voting Agreement, BREF ONE has granted an irrevocable proxy, coupled with an interest, to certain representatives of Buyer for the sole purpose to vote all of its shares of Common Stock in favor of the Merger Agreement, the Merger, the other transactions contemplated thereby and each of the other documents, agreements and transactions referred to therein in accordance with the provisions of the Voting Agreement.

           BREF ONE's obligations under the Voting Agreement will apply until the termination of the Voting Agreement in accordance with its terms and thereafter will be of no further force or effect. The Voting Agreement will terminate upon the earliest to occur of (i) the closing of the transactions contemplated by the Merger Agreement, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the amendment of the Merger Agreement, without the prior written consent of BREF ONE, in any manner that affects the economic terms of the Merger, and (iv) March 31, 2006, if the Merger has not been consummated before such date.

           The summary of the Voting Agreement contained in this Item 4 is qualified in its entirety by reference to the Voting Agreement, which is filed herewith as Exhibit 99.7 and incorporated herein by reference.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Item 5 of the Schedule 13D is supplemented as follows:

           (a)-(b) The responses of the Reporting Persons to Rows (11) through
(13) of the cover pages of this Amendment No. 3 are incorporated herein by reference. As of October 6, 2005, each of the Reporting Persons may be deemed to be the beneficial owner of an aggregate of 1,549,452 shares of Common Stock composed of (i) 1,212,617 shares of outstanding Common Stock and (ii) 336,835 shares of Common Stock purchasable under a warrant held by BREF ONE. Such shares constitute approximately 9.7% of the issued and outstanding shares of the Common Stock (based upon the 15,598,447 shares of the Common Stock stated to be issued and outstanding by the Company in its latest Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2005, plus the shares of Common Stock purchasable under the warrant described above). Each of the Reporting Persons may be deemed to have the sole power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares.

           As of October 6, 2005, Jeffrey M. Blidner,a managing partner of Brascan and chairman of Brascan Investments, a subsidiary of Brascan, beneficially owns 7,610 shares of Common Stock (comprised of 2,500 options to acquire Common Stock that are currently exercisable, and 5,110 restricted stock units (representing 5,110 notional shares of Common Stock) that are currently settleable under certain circumstances pursuant to the Company's Deferred Compensation Plan), representing a nominal percentage of the issued and outstanding shares of the Common Stock, of which Mr. Blidner would have the sole power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares. Mr. Blidner disclaims beneficial ownership of the shares beneficially owned by the Reporting Persons.

           As of October 6, 2005, Bruce K. Robertson, a managing partner of Brascan and president of Brascan Asset Management, a subsidiary of Brascan, beneficially owns 5,684 shares of Common Stock (comprised of 5,684 restricted stock units (representing 5,684 notional shares of Common Stock) that are currently settleable under certain circumstances pursuant to the Company's Deferred Compensation Plan), representing a nominal percentage of the issued and outstanding shares of the Common Stock, of which Mr. Robertson would have the sole power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares. Mr. Robertson disclaims beneficial ownership of the shares beneficially owned by the Reporting Persons.

           (c) None of the Reporting Persons and, to the Reporting Persons' knowledge, the Scheduled Persons have effected any transaction in the Common Stock during the past 60 days, except that (i) Bruce K. Robertson received 640 restricted stock units (representing 640 notional shares of Common Stock) on October 3, 2005, in respect of fees received for serving on the Board of Directors of the Company and (ii) Jeffrey M. Blidner received 378 restricted stock units (representing 378 notional shares of Common Stock) on October 3, 2005, in respect of fees received for serving on the Board of Directors of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Item 6 of the Schedule 13D is supplemented to include the information set forth in Item 4 of this Amendment No. 3, which is incorporated into this
Item 6 by reference.


ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 99.7 Voting Agreement, dated October 6, 2005, among BREF ONE, Buyer and Buyer Sub.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 6, 2005

                                            BREF ONE, LLC

                                            By: /s/ Theresa A. Hoyt
                                                --------------------------------
                                                Name: Theresa A. Hoyt
                                                Title: Vice President


                                            BRASCAN CORPORATION

                                            By: /s/ Joseph Freedman
                                               ---------------------------------
                                               Name: Joseph Freedman
                                               Title: Senior Vice President



                                            PARTNERS LIMITED

                                            By: /s/ Lory Corso
                                               ---------------------------------
                                               Name: Lory Corso
                                               Title: Secretary


                                            BARRY S. BLATTMAN

                                            /s/ Barry S. Blattman
                                            ------------------------------------

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.                       Description
-----------                       -----------

Exhibit 99.7 Voting Agreement, dated October 6, 2005, among BREF ONE, Buyer and Buyer Sub.